UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

BAYOU CITY EXPLORATION, INC.

(Name of the Issuer)

BAYOU CITY EXPLORATION, INC., STEPHEN C. LARKIN, ROBERT D. BURR, DORIS R. BURR, TRAVIS N. CREED, JR.

(Name of Person(s) Filing Statement)

Common Stock, $0.005 par value

(Title of Class of Securities)

07301P204

(CUSIP Number of Class of Securities)

Stephen C. Larkin
Chief Executive Officer

Bayou City Exploration, Inc.

632 Adams Street, Suite 700

Bowling Green, Kentucky 42101

(270) 282-8544

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

with a copy to:

Lawrence B. Mandala, Esq.

Munck Wilson Mandala, LLP
12770 Coit Road, Suite 600
Dallas, Texas 75251
(972) 628-3600

This statement is filed in connection with (check the appropriate box):
☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3 (c) under the Securities Exchange Act of 1934.
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☐	c.	A tender offer.
☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:     ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:   ☐

Calculation of Filing Fee

Transaction Value*	Amount of Filing Fee**
$492,788.01	$63.47	(1)

*

For purposes of calculating the filing fee only, this amount assumes the aggregate cash payment of $492,788.01 by the Issuer in lieu of fractional shares immediately following a 1-for-20,000 reverse stock split to holders of fewer than 20,000 shares of the Issuer’s common stock prior to the reverse stock split.  The aggregate cash payment is equal to the product of the price of $1.43 per pre-split share and 344,607 pre-split shares, the estimated aggregate number of shares held by such holders.

**	Determined pursuant to Rule 0-11(b)(1) as the product of $492,788.01 and .0001288.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ________________________________________________________________________

Form or Registration No.:________________________________________________________________________

Filing Party:___________________________________________________________________________________

Date Filed:____________________________________________________________________________________

INTRODUCTION

This Rule 13E-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “SEC”) jointly by the following persons (each a “Filing Person,” and collectively, the “Filing Persons”): (i) Bayou City Exploration, Inc., a Nevada corporation (the “Company”) and the issuer of the common stock, par value $0.005 per share (the “Common Stock”) that is subject to the Rule 13E-3 transaction, (ii) Stephen C. Larkin, an individual and the President, Chief Executive Officer and Chief Financial Officer and a director of the Company, (iii) Robert D. Burr, an individual, (iv) Doris R. Burr, an individual, and (v) Travis N. Creed, Jr., an individual and the Senior Vice President and a director of the Company.

The Schedule 13E-3 is being filed in connection with a proposed “going private” transaction, the primary purpose of which is to reduce the number of record holders of the Company’s Common Stock, to fewer than 300, thereby allowing the Company to terminate the registration of the Common Stock under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and suspend its reporting obligations under the Exchange Act. The transaction is also intended to allow the Company to elect to be taxed as an S corporation.

To accomplish this reduction in the number of record holders of the Common Stock, the Company will effect a reverse stock split of the Common Stock at a ratio of one to 20,000 (the “Reverse Split”). In the Reverse Split, each 20,000 shares of Common Stock outstanding as of the effective date of the Reverse Split will be converted into one whole share of Common Stock. In lieu of issuing any fractional shares to stockholders owning fewer than 20,000 pre-Reverse Split shares, the Company will make a cash payment equal to $1.43 per pre-Reverse Split share to such stockholders. Accordingly, stockholders owning fewer than 20,000 pre-Reverse Split shares, after the Reverse Split, will have no further interest in the Company, will no longer be stockholders of the Company and will be entitled to receive only a cash payment equal to $1.43 multiplied by the number of pre-Reverse Split shares owned by them. The stockholders who will be cashed out as a result of the Reverse Split own, in the aggregate, approximately 34.8% of the Common Stock outstanding immediately before the Reverse Split.

Following the Reverse Split, the Company will have fewer than 300 stockholders of record. As a result, the Company will be eligible to, and intends to, terminate the registration of its Common Stock under Section 12(g) of the Exchange Act and suspend its reporting obligations under Section 13 of the Exchange Act, after which time the Company will no longer be subject to the reporting requirements under the Exchange Act.

After the completion of the Reverse Split, the Company will effect a 20,000-to-one forward stock split (the “Forward Stock Split”, and together with the Reverse Split, the “Reverse/Forward Stock Split”) for those stockholders who hold at least one whole post-Reverse Split share by converting all post-Reverse Split shares held by such stockholders (including fractional shares) to a number of shares of Common Stock equal to the number of such post-Reverse Split shares multiplied by 20,000.

Under Nevada law and the Articles of Incorporation of the Company, as amended (the “Articles of Incorporation”), the Board of Directors of the Company (the “Board”) may only amend the Articles of Incorporation to implement the Reverse/Forward Split with the approval of at least a majority of the stockholders. On November 8, 2013, stockholders holding approximately 56% of the issued and outstanding shares of Common Stock of the Company approved these actions by written consent. Stockholders who receive cash in lieu of fractional shares will be entitled to exercise appraisal rights under Nevada law.

Concurrently with the filing of this Schedule 13E-3, the Company is filing an Information Statement (the “Information Statement”) pursuant to Regulation 14C under the Exchange Act.  A copy of the Information Statement is attached hereto as Exhibit 1.  The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Information Statement of the information required to be included in response to the items on Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Information Statement, including all exhibits thereto, is incorporated by reference herein in its entirety, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Information Statement and the exhibits thereto. As of the date hereof, the Information Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Information Statement shall have the meanings given to them in the Information Statement.

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While each of the Filing Persons acknowledges that the Reverse/Forward Stock Split is a going private transaction for purposes of Rule 13e-3, under the Exchange Act, the filing of this Schedule 13E-3 shall not be construed as an admission by any Filing Person, or any affiliate of a Filing Person, that the Company is “controlled” by any other Filing Person.

All information contained in, or incorporated by reference into this Schedule 13E-3 concerning each Filing Person has been supplied by such Filing Person.

All references to subsections in the Items below are to the subsection of the applicable Item in Regulation M-A.

Item 1.      Summary Term Sheet.

The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split” and “Questions and Answers About the Reverse/Forward Stock Split” is incorporated herein by reference.

Item 2.     Subject Company Information.

(a)     Name and Address.  Bayou City Exploration, Inc. is the subject company. Its principal executive office is located at 632 Adams Street, Suite 700, Bowling Green, Kentucky 42101 and its telephone number is (270) 282-8544.

(b)     Securities.  As of November 7, 2013, there were 990,217 outstanding shares of Common Stock.

(c)     Trading Market and Price.  The Company’s Common Stock is quoted on the OTC Market Groups, Inc. OTCQB (the “OTCQB”) under the symbol “BYCX.” The information set forth in the Information Statement under the caption “Trading Market and Price of our Common Stock and Dividend Policy” is incorporated herein by reference.

(d)     Dividends.  No dividends have been paid by the Company on its Common Stock during the past two years. The information set forth in the Information Statement under the caption “Trading Market and Price of our Common Stock and Dividend Policy” is incorporated herein by reference.

(e)     Prior Public Offerings.  The Company has not made an underwritten public offering of its Common Stock for cash during the three years preceding the date of the filing of this Schedule 13E-3.

(f)     Prior Stock Purchases. On March 8, 2012, the Company entered into a Stock Purchase Agreement with eight investors (the “Investors”), pursuant to which the Company sold 70,000,000 (pre-reverse split) shares of the Company’s Common Stock, in a private offering at a price of $0.005 per share, for total consideration to the Company valued at $350,000. The Investors included the following Filing Persons: Travis N. Creed, Jr., Stephen C. Larkin, Robert D. Burr and Doris R. Burr.

On July 22, 2013, the Company purchased 13 shares of Common Stock from one stockholder in a privately negotiated transaction at a price of $1.40 per share, for an aggregate purchase price of $18.

Other than as described in this section, the Filing Persons have not purchased any other Common Stock for cash during the three years preceding the date of the filing of this Schedule 13E-3.

Item 3.     Identity and Background of Filing Person.

(a)     Name and Address.  Bayou City Exploration, Inc. is the subject company. Bayou City Exploration, Inc. and each of the following individuals (the “Individual Filing Persons”): Stephen C. Larkin, Robert D. Burr, Doris R. Burr and Travis N. Creed, Jr. are the Filing Persons of this Schedule 13E-3.  The business office address for the Company and Mr. Larkin and Mr. Creed is 632 Adams Street, Suite 700, Bowling Green, Kentucky 42101 and their business telephone number is (270) 282-8544.  As described below, each of Mr. Burr and Mrs. Burr is retired and therefore neither has a business address or telephone number. Each of Mr. Larkin, Mr. Burr and Mrs. Burr may be deemed an affiliate of the subject company because of his or her respective holdings of Common Stock. Each of Mr. Larkin and Mr. Creed also is an affiliate of the subject company because of his respective position with the Company. The executive officers and directors of the Company are set forth below.

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Board of Directors

Stephen C. Larkin

Travis N. Creed, Jr.

Executive Officers

Stephen C. Larkin, President, Chief Executive Officer and Chief Financial Officer

Travis N. Creed, Jr., Senior Vice President

(b)     Business and Background of Entities.  Not applicable.

(c)     Business and Background of Natural Persons.  The information set forth in Item 3(a) above is incorporated herein by reference. All of the Company's directors and executive officers and the other Individual Filing Persons are United States citizens. During the last five years, none of the Company's directors or executive officers or other Individual Filing Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws. Information concerning the Individual Filing Persons is as follows:

Stephen C. Larkin was elected to serve as our President and Chief Executive Officer effective as of November 30, 2012 and has served as a director and the Chief Financial Officer of the Company since November 22, 2010. Mr. Larkin served as a director and the President of Blue Ridge Group, Inc. from November 2010 until September 30, 2013. From September 1998 until September 2007, Mr. Larkin served as President and Chief Executive Officer of Sensus Precision Die Casting, Inc. and President, Chief Executive Officer and Chairman of the Board Sensus Rongtai (Yangzhou) Precision Die Casting, Ltd. (a Chinese subsidiary of Sensus Precision Die Casting, Inc.) and managed all aspects of the company. Mr. Larkin spent a total of 21 years with Sensus Metering Systems, Inc. (parent company to Sensus Precision Die Casting, Inc.) in positions ranging from Controller and Chief Financial Officer of one of its divisions (for seven years), to Vice President of Operations (for four years) then finally with Sensus Precision Die Casting Company as their President and Chief Executive Officer. Prior to that Mr. Larkin spent almost six years with Ernst and Young, LLP both in the Lansing, Michigan office and the Tampa Bay, Florida office and held the position of Senior Manager-Auditing when he left. Mr. Larkin earned a B.A. Degree from Michigan State University in Accounting in 1981, a Master of Business Administration degree from Michigan State University in Operations Management in 1989 and an Executive Master of Business Administration from the University of New Hampshire in International Business in 1997. Mr. Larkin became a Certified Public Accountant in May 1982 in the State of Florida. Mr. Larkin is a citizen of the United States of America.

Robert D. Burr founded Blue Ridge Group, Inc. in 1991 and served as its Chairman, President, and Chief Executive Officer until late 2010. Mr. Burr is currently retired. Mr. Burr is a citizen of the United States of America.

Doris R. Burr worked as an accountant for Blue Ridge Group, Inc. from August 1993 until November 2010. Mrs. Burr is retired. Mrs. Burr is a citizen of the United States of America.

Travis N. Creed, Jr. was appointed to serve as a director of the Company in July 2010. Mr. Creed also serves as Senior Vice President of the Company. From 2007 through September 30, 2013, Mr. Creed also served as Senior Vice President - Real Property Division for Blue Ridge Group, Inc. Mr. Creed holds degrees from Westminster College and the University of Arkansas School of Law. Mr. Creed is licensed to practice law in the State of Arkansas, however, he has been voluntarily inactive since 2007 and does not presently engage in the practice of law. In addition to the practice of law, Mr. Creed has owned an electrical contracting company, a mortgage trading company and a real estate development company. He has experience in banking including founding and serving as President of Pinnacle Resources, a wholly owned subsidiary of Pinnacle Bank in Little Rock, Arkansas. Mr. Creed is a citizen of the United States of America.

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Item 4.     Terms of the Transaction.

(a)     Material Terms.  The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers About the Reverse/Forward Stock Split,” “Special Factors,” “Structure of the Reverse/Forward Stock Split,” “Fairness of the Reverse/Forward Stock Split to Stockholders,” “Description of the Reverse/Forward Stock Split,” “Financing of the Reverse/Forward Stock Split,” “Costs of the Reverse/Forward Stock Split” and “Recommendation of the Board; Fairness of the Reverse/Forward Stock Split — Reservation of Rights” is incorporated herein by reference.

(c)     Different Terms.  The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers About the Reverse/Forward Stock Split,” “Special Factors — Potential Disadvantages of the Reverse/Forward Stock Split to Stockholders; Accretion in Ownership and Control of Certain Stockholders,” “Special Factors — Effects of the Reverse/Forward Stock Split,” “Special Factors — Effect of the Reverse/Forward Stock Split on Option Holders,” “Special Factors — Financial Effect of the Reverse/Forward Stock Split,” “Special Factors — Federal Income Tax Consequences of the Reverse/Forward Stock Split,” “Structure of the Reverse/Forward Stock Split,” “Fairness of the Reverse/Forward Stock Split to Stockholders,” “Description of the Reverse/Forward Stock Split — Holders as of Effective Date; Net Effect After Reverse/Forward Stock Split,” and “Description of the Reverse/Forward Stock Split — Exchange of Certificates for Cash Payment or Shares” is incorporated herein by reference.

(d)     Appraisal Rights.  The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers About the Reverse/Forward Stock Split” and “Description of the Reverse/Forward Stock Split — Appraisal Rights” is incorporated herein by reference.

(e)     Provisions for Unaffiliated Security Holders.  The information set forth in the Information Statement under the caption “Fairness of the Reverse/Forward Stock Split to Stockholders — Substantive and Procedural Fairness” is incorporated herein by reference.

(f)     Eligibility for Listing or Trading.  Not applicable.

Item 5.     Past Contacts, Transactions, Negotiations and Agreements.

(a)     Transactions.   The information set forth in the Information Statement under the caption “Interests of Certain Persons” is incorporated herein by reference.

(b)     Significant Corporate Events.  None.

(c)     Negotiations or Contracts.  None.

(e)     Agreements Involving the Subject Company’s Securities.  None.

Item 6.     Purposes of the Transaction and Plans or Proposals.

(b)     Use of Securities Acquired.  The Company will make a cash payment of $1.43 per pre-split share of Common Stock in lieu of issuing fractional shares that would otherwise result from the Reverse/Forward Stock Split.  The fractional shares acquired in the Reverse/Forward Stock Split will be retired and returned to the status of authorized but unissued shares of Company Common Stock.

(c)     Plans.

(1)     None.

(2)      None.

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(3)     Other than as described in this Schedule 13E-3 and the Information Statement, neither the Company nor its management has any current plans or proposals to change materially the Company’s dividend rate or policy, or indebtedness or capitalization.

(4)      None.

(5)      The information set forth in the Information Statement under the caption “Conduct of the Company’s Business After the Reverse/Forward Stock Split” is incorporated herein by reference.

(6)      The information set forth in the Information Statement under the captions “Special Factors — Potential Disadvantages of the Reverse/Forward Stock Split to Stockholders; Accretion in Ownership and Control of Certain Stockholders,” “Fairness of the Reverse/Forward Stock Split to Stockholders — Termination of Exchange Act Registration,” and “Conduct of the Company’s Business After the Reverse/Forward Stock Split” are incorporated herein by reference.

(7)     The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers About Reverse/Forward Stock Split,” “Special Factors — Reasons for and Purposes of the Reverse/Forward Stock Split,” “Special Factors — Effects of the Reverse/Forward Stock Split,” “Special Factors — Potential Disadvantages of the Reverse/Forward Stock Split to Stockholders; Accretion in Ownership and Control of Certain Stockholders,” “Fairness of the Reverse/Forward Stock Split to Stockholders — Termination of Exchange Act Registration” and “Conduct of the Company’s Business After the Reverse/Forward Stock Split” are incorporated herein by reference.

(8)     The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers About Reverse/Forward Stock Split,” “Special Factors — Reasons for and Purposes of the Reverse/Forward Stock Split,” “Special Factors — Effects of the Reverse/Forward Stock Split,” “Special Factors — Potential Disadvantages of the Reverse/Forward Stock Split to Stockholders; Accretion in Ownership and Control of Certain Stockholders,” “Fairness of the Reverse/Forward Stock Split to Stockholders — Termination of Exchange Act Registration” and “Conduct of the Company’s Business After the Reverse/Forward Stock Split” are incorporated herein by reference.

Item 7.      Purposes, Alternatives, Reasons and Effects.

(a)     Purposes.  The information set forth in the Information Statement under the captions “Questions and Answers About the Reverse/Forward Stock Split,” “Special Factors — Reasons for and Purposes of the Reverse/Forward Stock Split” and “Special Factors — Background of the Reverse/Forward Stock Split” is incorporated herein by reference.

(b)     Alternatives.  The information set forth in the Information Statement under the caption “Special Factors — Strategic Alternatives Considered” is incorporated herein by reference.

(c)     Reasons.  The information set forth in the Information Statement under the captions “Questions and Answers About the Reverse/Forward Stock Split,” “Special Factors — Reasons for and Purposes of Reverse/Forward Stock Split” and “Special Factors — Background of the Reverse/Forward Stock Split” is incorporated herein by reference.

(d)     Effects.  The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers About the Reverse/Forward Stock Split,” “Structure of the Reverse/Forward Stock Split,” “Special Factors — Effects of the Reverse/Forward Stock Split,” “Special Factors — Potential Disadvantages of the Reverse/Forward Stock Split to Stockholders; Accretion in Ownership and Control of Certain Stockholders,” Special Factors — Effect of the Reverse/Forward Stock Split on Option Holders,” “Special Factors — Financial Effect of the Reverse/Forward Stock Split,” “Special Factors — Federal Income Tax Consequences of the Reverse/Forward Stock Split,” “Financing of the Reverse/Forward Stock Split,” “Costs of the Reverse/Forward Stock Split” and “Conduct of the Company’s Business After the Reverse/Forward Stock Split” is incorporated herein by reference.

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Item 8.     Fairness of the Transaction.

(a)     Fairness.  The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers About the Reverse/Forward Stock Split,” “Special Factors — Reasons for and Purposes of the Reverse/Forward Stock Split,” “Special Factors — Background of the Reverse/Forward Stock Split,” “Fairness of the Reverse/Forward Stock Split to Stockholders” and “Recommendation of the Board; Fairness of the Reverse/Forward Stock Split” is incorporated herein by reference.  No director dissented or abstained from voting on the Rule 13e-3 transaction.

(b)     Factors Considered in Determining Fairness.  The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers About the Reverse/Forward Stock Split,” “Special Factors — Reasons for and Purposes of the Reverse/Forward Stock Split,” “Special Factors — Background of the Reverse/Forward Stock Split,” “Fairness of the Reverse/Forward Stock Split to Stockholders” and “Recommendation of the Board; Fairness of the Reverse/Forward Stock Split” is incorporated herein by reference

(c)     Approval of Security Holders.  The information set forth in the Information Statement under the captions “Fairness of the Reverse/Forward Stock Split to Stockholders – Substantive and Procedural Fairness” and “Description of the Reverse/Forward Stock Split — Vote Required” is incorporated herein by reference.

(d)     Unaffiliated Representative.  No director who is not an employee of the Company has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction and/or preparing a report concerning the fairness of the transaction. The information set forth in the Information Statement under the caption “Fairness of the Reverse/Forward Stock Split to Stockholders – Substantive and Procedural Fairness” is incorporated herein by reference.

(e)     Approval of Directors.  The information set forth in the Information Statement under the captions “Special Factors — Background of the Reverse/Forward Stock Split,” and “Recommendation of the Board; Fairness of the Reverse/Forward Stock Split” is incorporated herein by reference.

(f)     Other Offers.  None.

Item 9.     Reports, Opinions, Appraisals and Negotiations.

(a)     Report, Opinion or Appraisal.  The information set forth in the Information Statement under the caption “Fairness of the Reverse/Forward Stock Split to Stockholders – The ValueScope Report” is incorporated herein by reference.

(b)     Preparer and Summary of the Report, Opinion or Appraisal.  The information set forth in the Information Statement under the caption “Fairness of the Reverse/Forward Stock Split to Stockholders – The ValueScope Report” is incorporated herein by reference.

(c)     Availability of Documents. The information set forth in the Information Statement under the caption “Fairness of the Reverse/Forward Stock Split to Stockholders – The ValueScope Report” is incorporated herein by reference. The ValueScope Report is attached as Exhibit E to the Information Statement. The Company will also make The ValueScope Report available for inspection and copying at the Company’s principal executive offices during its regular business hours by any interested stockholder of the Company or representative who has been so designated in writing.

Item 10.     Source and Amounts of Funds or Other Consideration.

(a)     Source of Funds.  The information set forth in the Information Statement under the caption “Financing of the Reverse/Forward Stock Split” is incorporated herein by reference.

(b)     Conditions.  The information set forth in the Information Statement under the caption “Financing of the Reverse/Forward Stock Split” is incorporated herein by reference.

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(c)     Expenses.  The information set forth in the Information Statement under the captions “Questions and Answers About the Reverse/Forward Stock Split,” “Special Factors — Effects of the Reverse/Forward Stock Split,” “Special Factors — Financial Effect of the Reverse/Forward Stock Split” and “Costs of the Reverse/Forward Stock Split” is incorporated herein by reference.

(d)     Borrowed Funds.  The information set forth in the Information Statement under the caption “Financing of the Reverse/Forward Stock Split” is incorporated herein by reference.

Item 11.     Interest in Securities of the Subject Company.

(a)     Security Ownership.  The information set forth in the Information Statement under the caption “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b)     Securities Transactions.  None.

Item 12.     The Solicitation or Recommendation.

(d)     Intent to Tender or Vote in a Going-Private Transaction.  The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers About the Reverse/Forward Stock Split,” “Special Factors — Background of the Reverse/Forward Stock Split,” “Fairness of the Reverse/Forward Stock Split to Stockholders — Vote Required,” “Interests of Certain Persons,” and “Recommendation of the Board; Fairness of the Reverse/Forward Stock Split” is incorporated herein by reference.

(e)     Recommendations of Others.  The information set forth in the Information Statement under the captions “Summary of Terms of Reverse/Forward Stock Split,” “Questions and Answers About the Reverse/Forward Stock Split,” “Special Factors — Background of the Reverse/Forward Stock Split” and “Recommendation of the Board; Fairness of the Reverse/Forward Stock Split” is incorporated herein by reference.

Item 13.      Financial Statements.

(a)     Financial Statements. The information set forth in the Information Statement under the caption “Financial Statements–Financial Information” is incorporated herein by reference.

(b)     Pro Forma Information. The information set forth in the Information Statement under the caption “Financial Statements– Pro Forma Financial Information” is incorporated herein by reference.

Item 14.      Persons/Assets, Retained, Employed, Compensated or Used.

(a)     Solicitations or Recommendations.  No persons have been employed, retained or compensated to make solicitations or recommendations in connection with the transaction.

(b)     Employees and Corporate Assets.  The Company will utilize cash on hand to effect the Transaction. No officer, class of employees or other corporate assets of the Company has been or will be employed or used in connection with the Transaction.

Item 15.      Additional Information.

(b)     Other Material Information.  The information set forth in the Information Statement, including all exhibits thereto, and each exhibit hereto, is incorporated herein by reference.

Item 16.     Exhibits.

(a)     Information Statement of Bayou City Exploration, Inc. (incorporated by reference to the Schedule 14C filed with the Securities and Exchange Commission concurrently with this Schedule 13E-3).

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(b)     Not applicable.

(c)     Report of ValueScope Inc. entitled “Fair Market Valuation of Bayou City Exploration, Inc. as of September 1, 2013” (incorporated by reference to Exhibit E of the Information Statement).

(d)      Not applicable.

(e)      Not applicable.

(f)     Chapter 92A of the Nevada Revised Statutes (incorporated by reference to Exhibit D of the Information Statement).

(g)     Not applicable.

(h)     Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

BAYOU CITY EXPLORATION, INC.

Dated: November 18, 2013	By:	/s/ Stephen C. Larkin
Stephen C. Larkin President, Chief Executive Officer and Chief Financial Officer

Dated: November 18, 2013		/s/ Stephen C. Larkin
Stephen C. Larkin

Dated: November 18, 2013		/s/ Robert D. Burr
Robert D. Burr

Dated: November 18, 2013		/s/ Doris R. Burr
Doris R. Burr

Dated: November 18, 2013		/s/ Travis N. Creed, Jr.
Travis N. Creed, Jr.

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